Exhibit 99.1

RECENT DEVELOPMENTS

TOTAL farms into the Bokhtar PSC Area in Tajikistan with a 33.335% interest

On December 21, 2012, TOTAL S.A. (“TOTAL”) announced that it had signed an agreement with Kulob Petroleum, a subsidiary of Tethys Petroleum, to farm into the Bokhtar PSC Area in Tajikistan with a 33.335% interest. Under the agreement, signed jointly with state-owned CNODC (a subsidiary of CNPC) of China, TOTAL and CNODC will each hold a 33.335% interest in the PSC, while Kulob will retain a 33.33% stake. The agreement is subject to the approval of the Tajikistan government.

The Bokhtar PSC covers an area of 35,000 square kilometers at the eastern end of the prolific Amu Darya Basin. A number of giant gas discoveries have already been made in the basin’s Jurassic carbonate reservoirs.

On completion of the transaction, TOTAL will acquire an interest in the Tajikistani sector of the Amu Darya Basin, and it will be partnered with CNPC.

Operations will be conducted jointly, through an operating company. Tethys has already acquired seismic data with the intention of identifying the location of the first exploration well by the end of 2014.

USA: TOTAL announces a significant oil discovery in the Gulf of Mexico

On December 5, 2012, TOTAL announced a significant oil discovery at its North Platte prospect on Garden Banks Block 959 in the deepwater Gulf of Mexico. The discovery well encountered several hundred feet of net oil pay in Lower Tertiary sands which included several high-quality intervals. Further appraisal will be needed to confirm the size and commerciality of the discovery.

TOTAL is in a strategic alliance with Cobalt International Energy to explore for oil in the Deepwater Gulf of Mexico. The North Platte discovery is the first Lower Tertiary Wilcox formation well drilled by the alliance. The results of the well confirm the northern extension of the Wilcox formation and the presence of liquid hydrocarbons, validating the major potential of this new exploration area of the Gulf of Mexico in which TOTAL holds a substantial acreage position with several follow-on prospects.

North Platte is located in a water depth of approximately 4,400 feet (1,340 meters) and was drilled to a total depth of approximately 34,500 feet (10,520 meters).

TOTAL holds a 40% interest in the North Platte discovery along with Cobalt (60%, operator).

Norway: TOTAL makes a new oil discovery in the North Sea

On December 3, 2012, TOTAL announced that its affiliate Total E&P Norge made an oil discovery in the Garantiana prospect located on Production License 554 (PL554) in the Norwegian North Sea, 185 kilometers northwest of Bergen and thirty kilometers northeast of the Visund Field, at water depths of 384 meters. Total E&P Norge (40%) is operator of the license, with the other partners being Det norske oljeselskap ASA (20%), Bridge Energy Norge AS (20%) and Svenska Petroleum Exploration (20%).

The wildcat well 34/6-2 S encountered oil in the Lower Jurassic Cook Formation with good reservoir quality. A successful production test was carried out on the well, with a flow rate of 4,300 barrels of oil per day through a 28/64” choke. A sidetrack (well 34/6-2 A) was then drilled to appraise the discovery; this allowed for the identification of an oil-water contact in the formation.

The well on the Garantiana prospect is the first exploration well in license PL554. Other prospects are located in the immediate vicinity of the discovery and are under evaluation. A second exploration well is planned to be drilled in the area.

TOTAL has increased its exploration activity in Norway in recent years, drilling more wells on existing acreage, actively participating in exploration rounds, and, in the case of PL554, farming in as operator.

Nigeria: TOTAL announces the sale of its participating interest in the offshore OML 138

On November 19, 2012, TOTAL announced that it had finalized an agreement to sell its 20% contractor interest in the OML 138 block to a wholly-owned subsidiary of China Petrochemical Corporation (Sinopec), for approximately US$2.5 billion in cash (subject to post-closing adjustments). The agreement is subject to approval by the relevant authorities.

The OML 138 block contains the Usan field which started production in February 2012 and accounts for less than 10% of the Group’s equity production in Nigeria.

The Nigerian National Petroleum Corporation (NNPC) is the OML 138 concession holder. Other partners include Chevron Petroleum Nigeria Ltd. (30%), Esso E&P Nigeria (Offshore East) Ltd. (30%) and Nexen Petroleum Nigeria Ltd. (20%).

Qatar Petroleum and TOTAL sign new agreement on Al Khalij oil field for an additional 25 years

On November 14, 2012, His Excellency Dr. Mohammed bin Saleh Al Sada, Minister of Energy and Industry of the State of Qatar, Chairman and Managing Director of Qatar Petroleum (“QP”), and Yves-Louis Darricarrère, TOTAL’s President, Upstream, signed a Heads of Agreement (“HOA”) relating to the Al Khalij field, offshore Qatar, for an additional twenty-five years.

Located about 130 kilometers east of the Qatari coast, the Al Khalij field was discovered by TOTAL in 1991 and commenced production in 1997 pursuant to an Exploration and Production Sharing Agreement (“EPSA”), which was signed in 1989 and was due to expire in early 2014.

Under the new HOA, QP and TOTAL will have a 60/40 operating interest, respectively, in the field following the expiration of the EPSA. TOTAL will continue to operate the field.

The HOA is further evidence of TOTAL’s commitment to Qatar. This commitment took a new dimension when the company was one of the first participants in the multi-billion dollar gas projects in Ras Laffan. TOTAL subsequently participated in other large developments in Qatar’s refining and petrochemicals sectors as well.

Kazakhstan: TOTAL acquires a 75% interest in two onshore exploration blocks

On November 8, 2012, TOTAL announced the acquisition of a 75% interest in two concessions in Kazakhstan, the “North” and “South” blocks, previously operated by the Kazakh company Nurmunai Petrogas LLP.

These two onshore blocks cover an area of approximately 14,500 square kilometers and are located in southwestern Kazakhstan. The transaction, which was recently approved by the Kazakh authorities, broadens TOTAL’s upstream portfolio in Kazakhstan beyond its existing Caspian Sea assets. As the new operator of the licenses, TOTAL plans to acquire seismic data and subsequently drill a well in 2013.

Indonesia: TOTAL starts South Mahakam production ahead of schedule

On November 7, 2012, TOTAL announced the start-up of its South Mahakam gas condensate project two months ahead of schedule.

The South Mahakam project is part of the program being implemented to offset production decline impacting the Mahakam PSC (Production Sharing Contract).

Total E&P Indonesie (50%) operates the project in partnership with Inpex (50%). The project envisages a phased development of three gas condensate fields (Stupa, West Stupa and East Mandu) and two gas fields (Jempang and Metulang), which are located approximately thirty-five kilometers southeast of Balikpapan and fifty-eight kilometers south of the Peciko field, with water depths ranging from forty-five to sixty meters. The first phase involves the installation of three platforms and the drilling of nineteen wells.

Production is expected to ramp up to reach an average flow rate of 69,000 barrels of oil equivalent per day (boe/d), including 18,000 barrels per day of condensates at the end of 2013. Gas and liquids will be exported through a new pipeline from the Stupa platform to the Senipah onshore terminal operated by TOTAL. As with the rest of the Group’s production in the country, a portion of the gas will then be sent for liquefaction at the Bontang plant and the remaining portion will be used to supply domestic clients.

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